Mail Stop 3561

February 14, 2008

Via Fax & U.S. Mail

Mr. Bruce E. Schreiner
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re:** **Sense Technologies Inc.**
> **Form 10-KSB/A for the year ended February 28, 2007**
> **Filed July 17, 2007**
> **File No. 000-29990**

Dear Mr. Schreiner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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<u>Form 10-KSB for the year ended February 28, 2007</u>
<u>General</u>
1. You filed Form 10-KSB on July 12, 2007 and subsequently filed Form 10-KSB/A on July 17, 2007. Please explain your reasons for filing the amended document. Generally, when an amendment is filed, an explanatory paragraph is added prior to Part 1 to facilitate the reader's understanding of the reason for the amendment.

<u>Management's Discussion and Analysis</u>
<u>Results of Operations, page 10</u>
2. As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your MD&A section to generally focus on: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. Specifically, we note the following items for which expanded narration is necessary:
    - You state that the period ended February 28, 2007 saw a 30% increase in revenues over the prior period, due to increased demand. Please revise to discuss the underlying reasons for the increased demand. For example, please detail if sales increased due to additional sales within a specific market or for some identifiable reason, if price increases had any impact on the increase in sales, and whether management expects future periods to show a comparable increase, including the reasons for such estimates.
    - Direct costs show a decrease of 82% compared to the prior period. However, no explanation is given for this significant decrease. In addition, your discussion should include a more detailed explanation of the types of items you consider "direct costs"
    - Based upon the information in your statement of losses on page F-4, a significant increase can be seen in consulting expenses. Please clarify whether this increase is related to your explanation of the increased costs you incurred to test and launch the ScopeOut products.

    In addition, consideration should be given to the inclusion of a table presenting the comparison (both in terms of dollars and percentage change) between periods under analysis, as this can be a significant aid to the reader's understanding. Additional guidance can be found in Item 303(b) of Regulation S-B.

3. We note you have not included a section on your critical accounting policies. However, based upon your disclosures in Note 2 of the financial statements, it appears your business operations entail several areas in which management's judgment could have a significant impact on certain accounting estimates. For example, the valuation of your intangible assets and inventory, along with the

significant inventory write offs you have recorded, are areas that have the potential to materially impact financial results. The critical accounting policies section is intended to focus on the sensitivity aspects of such areas, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise to include this section or advise.

Liquidity and Capital Resources, page 10

4. This discussion should be significantly expanded to disclose the fact that your accountants have included a going concern modification in their audit opinion, and to fully and clearly explain the reasons for, and implications of, that opinion. Your discussion should quantify and describe the funds necessary to maintain current operations, complete projects underway and achieve stated objectives and plans. You should also address the resources available to satisfy your cash requirements, including the notes payable that are in arrears. If you plan to rely upon external financing, indicate the nature of the financing and disclose your assessment of whether, and on what terms, this financing will continue to be available. If significant, please address the difficulties involved in assessing the effect of the amount and timing of uncertain events on cash requirements and liquidity. In addition, please clearly state the outcome to the company if you are ultimately unable to continue to raise capital and/or to generate positive net income from operations. Please update these disclosures on a quarterly basis in future interim filings.

5. In this regard, please provide further discussion of the effects of your current working capital deficit. Specifically, please discuss how you expect this deficit to inhibit your ability to meet current obligations, and any possible consequences of default. In this regard, please address the notes payable that are currently in arrears, including your plans for a remedy, and the consequences should you continue in arrears. In addition, we note your disclosure on page 1 where you state that the Guardian Alert product requires further development. Please provide management's plan for funding such development and how this, and other essential projects, will be affected by your working capital deficit, including the potential impact on future revenues. Please revise accordingly.

Schedule of Direct Costs, page F-8

6. The information presented on this schedule would be more meaningful if included on the face of the statement of loss. Please revise to show significant cost of sales items separately on the statement of loss, and remove this schedule as it would no longer be necessary.

Note 2 – Significant Accounting Policies
(d) Intangible Assets, page F-10

7. We note your disclosure that, in accordance with SFAS 142, you have determined your intangible assets, mainly license fees and patent costs, to have indefinitely useful lives. However, it would appear there are several factors which could render the technology used in these products obsolete, including advances in technology, the loss of distribution channels or changes in regulatory environments. As a result, we do not believe that an indefinite useful life is appropriate. Changes in technology would either render your products obsolete or require significant additional investment to update and patent any new technological advances. The guidelines in paragraph 11(d) and 11(e) of SFAS 142 cite these types of limitations as pertinent factors in determining the useful lives of intangible assets. Please provide your analysis used in determining the indefinite useful lives for these assets. Your analysis should be based on the factors presented in paragraph 11 of SFAS 142. In addition, reference is made to paragraph B56, which explains that a high hurdle must be met in terms of evidence to justify the nonamortization of intangible assets. With regard to the above, it appears your intangible assets should be amortized over determinable useful lives. Please advise or, as appropriate, revise your financial statements.

8. As a related matter, please tell us more about the costs capitalized as of February 28, 1997. We assume that the capitalized patent costs relate exclusively to the ScopeOut Mirror. We also assume that they do not relate to technology such as the "fist-version design of the SUV ScopeOut model inventory" or to other unsuccessful product technologies. Please advise, supplementally and in detail.

9. We note from your license agreement with Palowmar Industries that, upon any breach or default under the license agreement not cured within 30 days, the licensor may terminate the license agreement. Under that agreement, royalties are required to be billed out monthly and paid with each monthly report. Please tell us whether you have strictly observed these requirements or whether any breaches or defaults have occurred under the agreement to date. In addition, please tell us why no royalties appear to have been recorded in your quarterly financial statements. As you are subject to guaranteed minimum payments annually, it appears that expenses should be recognized evenly over the period. Please advise. We may have further comments upon review of your response.

10. Finally, we note that the license agreement refers to an agreement by the licensor to make Mr. Lowell Martinson available to consult during the first three years of the license agreement. Tell us whether you were required to utilize the consulting services of Mr. Martinson and whether you actually have utilized his services. Describe the nature and duration of any consulting services you have received and

the nature and amount of any consideration paid to Mr. Martinson for such services.

(g) Basic loss per share, page F-11

11. Pursuant to paragraph 171 of SFAS 128, income available to common shareholders should exclude any preferred dividends payable for the purpose of calculating earnings per common share. Please explain what consideration you have given to this in the calculation of your EPS. In addition, please revise the statement of loss to show the actual amount used to calculate EPS, and revise your disclosures to clarify that income available to common shareholders excludes preferred dividends payable, as appropriate.

(i) Revenue recognition, page F-11

12. We note your revenue recognition policy conforms to the guidelines in SAB 104. However, please revise to discuss how these revenue recognition criteria relate specifically to your business model. For example, you should discuss and clarify specifically how and when revenue is recognized when products are sold, taking into account any differences between the type of customer, such as large dealership groups or after market retailers. Explain your policy for extending credit to customers, if applicable. In addition, please tell us your policy on warranty claims and product returns, and discuss your accounting for such policies.

Note 4 – Intangible Assets
Scope Out Mirror License, page F-14

13. You state that an accrual of $60,000 was made for royalty payments owed during the year ended Feb. 28, 2007. However, in Note 5, it appears the royalty payable balance did not change from $540,000 between 2006 and 2007. Please explain. If payment occurred in either of these fiscal years, please explain how the payment is reflected in the cash flow statements and financial statement footnotes.

Note 9 - Common Stock, page F-16

14. Please describe the "right-to-purchase common shares" arrangement in greater detail. Tell us the date the arrangement was entered into, identify the potential recipient of the shares, describe the consulting services to be received and the milestone achievements that must be accomplished. Tell us whether any shares have been earned or issued to date. Explain whether and how this arrangement has been reflected in your financial statements as of February 28, 2007 and November 30, 2007. Tell us how you established the per share price of the instruments and as of what date you established a value of $380,220 dollars for the arrangement. In this regard, as the right-to-purchase is subject to completion

of certain milestone achievements, please clarify how a measurement date has been established. Refer to the specific guidance and application examples in EITF 96-18 and in Exhibit 96-18A in your response.

15. Refer to the preferred stock disclosure on page F-18. Please describe these shares in greater detail. Tell us about the conversion and redemption rights and obligations of the company with respect to these shares.

Note 11- Related Party Transactions, page F-18

16. You refer, on page F-19, to accounts payable of $480,000 "owing to shareholders of the company in respect of royalties payable." Please explain the nature and origin of this balance and identify the parties to whom it is owed. That is, explain to us whether you signed license or royalty agreements with related parties or whether these parties made required royalty payments to unrelated third parties because the company was not financially able to do so.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief